August 25, 2009

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:                      David L. Orlic, Esq.

Re:	Whitney Information Network, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 13, 2009 by Kingstown Partners L.P. et al.
File No. 0-27403

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated August 24, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Kingstown Partners L.P. (“Kingstown”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

General

Response to Comment #1

We have spoken with Broadridge Financial Solutions, Inc. (“Broadridge”) about the situation and have arranged for the overnight mailing of Kingstown’s proxy statement upon the filing of definitive proxy materials with the Commission.  If Kingstown files definitive proxy materials on Wednesday, August 26th, we believe shareholders would have the proxy materials in hand starting Monday, August 31st.  Additionally, Broadridge has informed us that it will process control numbers for voting by Thursday, August 27th -- assuming the filing of definitive proxy materials on Wednesday, August 26th -- thereby allowing shareholders to vote their shares by calling their brokers as early as that day.  Also, Kingstown’s proxy materials would be posted to the designated website on the day it is deemed definitive.  Broadridge has also informed us that there are less than 400 shareholders.  Please further note that there are a limited number of shareholders who own more than a majority of the outstanding shares of common stock of the Company.  Lastly, the Company does not have an advance notice provision for the nomination of directors.  Therefore, Kingstown believes it has more than sufficient time to solicit proxies and that shareholders should have a choice about who to elect, especially in light of the fact that shareholders have not had the opportunity to elect directors since 2005.

August 25, 2009

Background to the Solicitation

Response to Comment #2

The proxy statement has been revised in response to the Staff’s comment to delete the reference to Kingstown’s concern about the independence of the Company’s Board.  Please see page 4 of the Proxy Statement.

Response to Comment #3

The proxy statement has been revised in response to the Staff’s comment to delete the reference to Kingstown’s view that a sale or liquidation of the Company was in the best interest of shareholders at such time. Please see page 4 of the Proxy Statement.

Response to Comment #4

On a supplemental basis, we provide the following support and responses to the Staff for the statements in Comment #4:

•
Support for Statement #1: The Company’s 2007 Preliminary Proxy filed April 27, 2007 details a base salary of $600K for Mr. Whitney and an incentive award of $562K for total compensation of $1.16M.  The 2007 Preliminary Proxy also disclosed that in setting 2006 compensation, the Compensation Committee had reviewed data from and met with its outside consultant, Mercer Human Resources, and concurred with its recommendations. The 2007 Preliminary Proxy goes on to state that:

“In discussions with the Management at a Board meeting in March 2007, and taking into consideration the extra workload and stressful environment resulting from parallel investigations in 2007, coupled with individual performance and retention considerations, the Board and Management compromised on an annual incentive payout which was substantially higher than previously contemplated by the Compensation Committee.”

•
Support and response for Statement #2: The 2007 Preliminary Proxy was filed on April 27, 2007.  As of the close of business on such day, the Company’s market capitalization was approximately $48.8 million.  The total compensation for the CEO of $1.16 million is approximately 2.4% of the Company’s market capitalization at such time.  The proxy statement has been revised to change “nearly 3%” to “approximately 2.4%”. Please see page 5 of the Proxy Statement.

•
Support for Statement #3: The 2007 Preliminary Proxy was filed on April 27, 2007.  The Company’s stock price closed at $4.15 that day.  On April 27, 2006, the Company’s stock price closed at $8.86, representing a greater than 50% decline.

August 25, 2009

•
Response to Statement #4: The statement that “the purchase of the aircraft represented approximately 18% of the Company’s market capitalization at the time that it was purchased and over 50% of the Company’s 2006 free cash flow as measured by adjusted EBITDA” has been deleted.

  Reasons for the Solicitation

Response to Comment #5

On a supplemental basis, we hereby inform the Staff that Kingstown’s primary “serious concerns” are with the Board’s lack of a significant ownership interest in the Company that may lead to interests that are not aligned with the interests of the Company’s shareholders and the Company’s plans to expand into Asia-Pacific when the Company’s recent domestic ventures have not shown positive results.

Response to Comment #6

The proxy statement has been revised in response to the Staff’s comment to delete the reference to concerns regarding the ability of the current Board “to effectively oversee the changes we believe are necessary” in order to maximize shareholder value. Please see page 7 of the Proxy Statement.  As the Proxy Statement provides, “The Kingstown Nominees do not have any specific material actions they would recommend that the Board adopt at the time of their election to the Board.”

Response to Comment #7

The proxy statement has been revised to delete the reference to the current Board as inexperienced.  Please see page 7 of the Proxy Statement.

Election of Directors

Response to Comment #8

On a supplemental basis, we hereby inform the Staff that the Company does not have any advance notice bylaw provisions with regard to the nomination of directors.  We hereby confirm that should Kingstown lawfully nominate additional nominees before the Annual Meeting, Kingstown will file an amended proxy statement that (i) identifies the additional nominees, (ii) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting & Proxy Procedures

Response to Comment #9

We acknowledge the Staff’s comment.  The statement in the third paragraph that Kingstown is “soliciting proxies” has been revised.  Please see page 14 of the Proxy Statement.

August 25, 2009

Solicitation of Proxies

Response to Comment #10

We hereby confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.

Additional Participant Information

Response to Comment #11

The proxy statement has been revised to include the principal business and principal business address of each Participant.  Please see page 16 of the Proxy Statement.

Incorporation by Reference

Response to Comment #12

The proxy statement has been revised in response to the Staff’s comment.  Please see pages 18-19 of the Proxy Statement.

*     *     *     *     *

August 25, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:           Michael Blitzer

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on August 13, 2009 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  August 25, 2009

KINGSTOWN PARTNERS L.P.

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

/s/ Michael Blitzer
MICHAEL BLITZER, individually and as attorney-in-fact for Jason Hammerman, J. Hunter Brown, Hammerman Capital Partners, LP, SGAP Brown Trust and JDD Trust

/s/ Guy Shanon
GUY SHANON

KINGSTOWN CAPITAL MANAGEMENT L.P.

By:	Kingstown Management GP LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member